

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Randall W. Atkins
Chairman and Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1800
Lexington, Kentucky 40507

> **Re: Ramaco Resources, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 30, 2022**
> **File No. 001-38003**

Dear Mr. Atkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Item 1 in your preliminary proxy statement appears to ask your shareholders to consider and vote on the tracking stock proposal to approve the adoption of an amendment and restatement of your amended and restated certificate of incorporation, among other things, to (1) reclassify your existing common stock as Class A common stock, par value $0.01 per share and (2) distribute tracking stock to be designated as Class B common stock, par value $0.01 per share to existing holders of Class A common stock. Please clarify whether you are asking shareholders to approve your distribution of tracking stock and, if so, please revise your proxy statement to state this clearly. Also, tell us whether shareholders will have the opportunity to vote on any subsequent distributions of tracking stock. If not, please clarify.

2. Please expand your disclosures regarding the CORE Assets and your dividend policy to provide context for Item 1. We note your related disclosures in the registration statement

on Form S-3 that you filed concurrently with this preliminary proxy statement.

3.   Please revise this proxy statement, as necessary, to reflect corresponding revisions made in response to our comments on the related registration statement on Form S-3 that you filed concurrently with this preliminary proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew R. Pacey, P.C.